UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

                         FIRST FIDELITY BANCORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                                $1.00 PAR VALUE
                        (Title of Class of Securities)

                                   32019510
                                (CUSIP Number)

                               BANCO SANTANDER,
                               SOCIEDAD ANONIMA
                         (formerly BANCO DE SANTANDER
                         SOCIEDAD ANONIMA DE CREDITO)
                      (Name of Persons Filing Statement)

                             GONZALO DE LAS HERAS
                            BANCO SANTANDER, S.A.

                              45 East 53rd Street
                              New York, NY 10022
                           Tel. No.: (212) 350-3444
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 March 6, 1995
                    (Date of Event which Requires Filing of
                                this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].

         Check the following box if a fee is being paid with this statement: [ ].


                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.    32019510       |             | Page    2   of   12    Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                   BANCO SANTANDER, S.A.                            |
|    |          (formerly BANCO DE SANTANDER, S.A. DE C.)                 |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                 -  |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                  WC                                                |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    21,385,653                                 |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    21,385,653                                 |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                         21,385,653                                 |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                         26.60%**                                   |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 12

______________
** Represents 26.34% of the total voting stock of Issuer, First Fidelity Bancorporation.

               Banco Santander, S.A., a Spanish banking corporation ("Santander" and, together with its consolidated subsidiaries, the "Santander Group"), hereby amends and supplements its Schedule 13D, originally filed on March 27, 1991 (the "Original 13D"), as amended and supplemented by Amendment No. 1 filed on December 31, 1991, Amendment No. 2 filed on October 6, 1992, Amendment No. 3 filed on May 5, 1993, Amendment No. 4 filed on August 16, 1993, Amendment No. 5 filed on March 30, 1994, Amendment No. 6 filed on June 15, 1994, Amendment No. 7 filed on January 4, 1995 and Amendment No. 8 filed on January 19, 1995 (as so amended and supplemented, the "Schedule 13D"), with respect to the purchase of shares of common stock, par value $1.00 per share ("Common Stock"), of First Fidelity Bancorporation, a New Jersey corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

               Item 2.  Identity and Background.

               The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

               The principal office of Banco Santander, S.A. (formerly Banco de Santander, S.A. de C.) is Paseo de la Castellana 24, 28046 Madrid, Spain.

               The information set forth in Schedule A of the Original 13D is hereby amended and supplemented by the information set forth in Schedule A hereto.
               Item 5.  Interest in Securities of the Company.

               The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

               (a) In a series of open market purchases from February 13, 1995 through March 6, 1995 (the "open market purchases"), Santander's wholly-owned subsidiary FFB Participacoes e Servicos, S.A. acquired a total of 823,740 shares of Common Stock. As a result, Santander indirectly beneficially owned a total of 21,385,653 shares of Common Stock as of March 6, 1995. This represents approximately 26.60% of the outstanding Common Stock and 26.34% of the total voting shares of the Company (based on (i) 80,405,020 shares of Common Stock outstanding (excluding treasury stock) and (ii) a total of 81,131,983 voting shares outstanding, each as of February 28, 1995, according to information provided by the Company).

               Except as set forth in this Item 5(a), neither Santander, nor any other person controlling Santander, nor, to the best of its knowledge, any of the persons named in Schedule A to the Original 13D, beneficially owns any shares of Common Stock.

               (b) Upon consummation of the transfer, Santander had the sole power to vote and to dispose of 21,385,653 shares of Common Stock.

               (c) The open market purchases are described in Schedule B hereto. Except as otherwise disclosed herein or therein, no transactions in the shares of Common Stock have been effected since January 19, 1995 by Santander, any other person controlling Santander, or to the best of its knowledge, any of the persons named in Schedule A to the Schedule 13D.

               (d)  Inapplicable.

               (e)  Inapplicable.


                                   SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 8, 1995

                                   BANCO SANTANDER, S.A.



                                   By:  Gonzalo de Las Heras
                                        ____________________________
                                        Name:  Gonzalo de Las Heras
                                        Title:  Director General



                                                                    Schedule A




                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             BANCO SANTANDER, S.A.
                   (FORMERLY BANCO DE SANTANDER, S.A. de C.)

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Banco Santander, S.A. ("Santander") are set forth below. If no business address is given the director's or officer's business address is Banco Santander, Sociedad Anonima, Paseo de la Castellana 24, 28046 Madrid, Spain. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Santander. Unless otherwise indicated below, all of the persons listed below are citizens of Spain.

                                          Present Principal
                                        Occupation Including
       Name and                           Name and Address(*)
   Business Address                          of Employer
   ________________                     _____________________

      Directors
      _________

Emilio Botin-Sanz de Sautuola             Chairman
  y Garcia de los Rios

Jaime Botin-Sanz de Sautuola              First Vice Chairman; Chairman,
  y Garcia de los Rios,                    Bankinter Sociedad Anonima
  Baninter Sociedad Anonima
  Paseo de la Castellana 29,
  28046 Madrid, Spain

Rodrigo Echenique Gordillo                Retired

Ignacio Soler de la Riva,                 Chairman,
  SOLRIVA, S.A., Amado Nervo 4,            SOLRIVA, S.A.
  28007 Madrid, Spain

Ramon Quijano Secades,                    Executive Vice President,
  Transportes GERPOSA                      Transportes GERPOSA
  Rio Miera, 11,
  39011 Santander, Spain

Angel Jado Becerro de Bengoa              Retired

Juan Secades y Gonzalez-Camino            Retired

Rafael Alonso Botin                       Retired

Jose Luis Diaz Fernandez                  Retired

Harry P. Kammen,(**)                      Chairman, Metropolitan Life
  Metropolitan Life Insurance              Insurance Company
  Company,
  1 Madison Avenue,
  New York, New York 10010-3690

Matias Rodriguez Inciarte                 Second Vice Chairman

Ana Patricia Botin-Sanz de                Officer; Chief Executive
  Sautuola y O'Shea                        Officer, Santander
                                            Investment

Joaquin Folch Rusinol Corachan,           General Manager,
  Industrias Titan S.A.,                    Industrias Titan S.A.
  Avenida Bogatell 29-47,
  08005 Barcelona, Spain

Emilio Botin-Sanz de                      Officer, Treasury Department
   Sautuola y O'Shea                       of Santander
  Bankers Trust Company,
  Appold Street, Broadgate,
  London EC2A 2HE,
  United Kingdom

George Younger(***)                       Chairman,
  The Royal Bank of                        The Royal Bank of
  Scotland Group plc,                       Scotland Group plc
  36 St. Andrew Square,
  Edinburgh, United Kingdom

Ian F.H. Grant(***)                       Director,
  The Royal Bank of                        The Royal Bank of
  Scotland Group plc,                       Scotland Group plc
  36 St. Andrew Square,
  Edinburgh, United Kingdom

Alfredo Saenz Abad                        Chairman, Banco Espanol de
  Banco Espanol de Credito                 Credito
  Castellana 7
  20846 Madrid, Spain

Antonio Fernandez Rodriguez(****)         Chairman, Modelo Group,
  Grupo Modelo                             Mexico
  Schiller 255, 7th Floor
  Co. Chapultepec, 11570
  Mexico D.F., Mexico

Juan Rodriguez Inciarte                   Chief Financial Officer;
                                           Executive Vice President

Anthony P. Terracciano(**)                Chairman, First Fidelity
  First Fidelity Bancorporation            Bancorporation
  550 Broad Street
  Newark, N.J.  07102  U.S.A.


Executive Officers
Who Are Not Directors
_____________________

Jose Marie Carballo Cotanda               Senior Banker

Pedro Chicharro Muela                     Executive Vice President,
                                           Marketing

Francisco Martin Lopez-Quesdad            Executive Vice President,
                                           International Division

Casto de la Mora Mata                     Executive Vice President,
                                           Retail Banking

David Arce Torres                         Executive Vice President,
                                           Internal Audit

Jose Maria Espi Martinez                  Executive Vice President,
                                           Human Resources

Ricardo Alonso Clavel                     Executive Vice President,
                                           Systems

Gonzalo de Las Heras                      Senior Banker

__________________

   * Same address as director's or officer's business address except where indicated

  **  U.S. citizen

 ***  U.K. citizen

****  Mexican citizen




                                                                    Schedule B




                     OPEN MARKET PURCHASES OF COMMON STOCK
                     BY FFB PARTICIPACOES E SERVICOS, S.A.
                 FROM FEBRUARY 13, 1995 THROUGH MARCH 6, 1995



Date                       Number of Shares                Price ($)
____                       ________________                _________

February 13, 1995             113,500                       48.55350
                               60,000                       48.43850
February 14, 1995              84,120                       48.02600
February 15, 1995              23,280                       48.86080
February 16, 1995             147,120                       48.93570
February 17, 1995              22,320                       48.41500
February 22, 1995             128,300                       49.02400
February 23, 1995              69,600                       49.43800
February 27, 1995              10,800                       50.06500
February 28, 1995              17,940                       50.19360
March 1, 1995                  26,760                       50.15800
March 2, 1995                  90,000                       50.16700
March 6, 1995                  30,000                       49.67500